FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated March 11, 2015;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended December 31, 2014; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended December 31, 2014.

March 11, 2015

For immediate release

QUEBECOR INC. REPORTS FOURTH QUARTER AND FULL YEAR 2014 CONSOLIDATED RESULTS

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its fourth quarter and full year 2014 consolidated financial results. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

HIGHLIGHTS

2014 financial year

➢	Revenues up $68.6 million (1.9%) from 2013 to $3.72 billion.

➢	Adjusted operating income[1] up $28.8 million (2.1%) to $1.40 billion.

➢	Net loss attributable to shareholders: $30.1 million ($0.24 per basic share) in 2014, compared with $288.6 million ($2.33 per basic share) in 2013, a favourable variance of $258.5 million ($2.09 per basic share), due in large part to the total $242.8 million favourable non-cash impact of fluctuations in the value of goodwill, intangible assets and derivative financial instruments.

➢

Adjusted income from continuing operations[2]: $202.3 million ($1.64 per basic share) in 2014 compared with $177.3 million ($1.43 per basic share) in 2013, an increase of $25.0 million or 14.1% ($0.21 per basic share).

➢	The Telecommunications segment grew its revenues by $104.5 million (3.7%) and its adjusted operating income by $60.7 million (4.7%) in 2014. Mobile telephony revenues were up $67.0 million (30.4%) and Internet access revenues $49.9 million (6.1%).

➢	The number of subscriber connections to the mobile network increased by 128,500, the strongest annual growth since 2011, and the mobile service’s average monthly revenue per user (“ARPU”) increased by $2.20.

➢	On March 11, 2015, Videotron Ltd. (“Videotron”) announced the acquisition of 4Degrees Colocation and its data centre, the largest in Québec City, for a cash consideration of $31.5 million, which may increase to $35.5 million if certain criteria are satisfied. The acquisition will enable Videotron to meet its business customers’ growing technological and hosting needs.

➢	On March 6, 2015, the Québec Court of Appeal ruled in favour of Videotron and TVA Group, and ordered Bell ExpressVu Limited Partnership, a subsidiary of Bell, to pay compensation totalling $137.0 million for having deliberately neglected to implement an appropriate security system to prevent piracy of the signals broadcast by its satellite television service between 1999 and 2005.

➢	On March 6, 2015, Quebecor Media announced that its Videotron subsidiary was the successful bidder for four 30 MHz licences in Industry Canada’s auction for AWS-3 commercial mobile spectrum. Videotron obtained the licences for Eastern Québec, Southern Québec, Northern Québec and Eastern Ontario /Outaouais, covering 100% of Québec’s population and the Ottawa area, for a total price of $31.8 million.

➢	In December 2014, TVA Group Inc. (“TVA Group”) closed the acquisition of substantially all of the assets of A.R. Global Vision Ltd. (“Global Vision”), a provider of film- and television-related services, and in November 2014 it reached an agreement with Transcontinental Inc. (“Transcontinental”) to acquire 15 magazines. The transaction was authorized by the Competition Bureau on March 2, 2015.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”

➢	On October 6, 2014, Quebecor Media announced the sale of its English-language newspaper businesses in Canada for a cash consideration of $316.0 million. The transaction is subject to Competition Bureau authorization.

➢	On September 10, 2014, Videotron launched its LTE mobile network (“LTE network”), which reaches nearly 90% of Québec’s population and supports speeds of up to 150 mbps.

➢	On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to the French company Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million.

➢	On July 1, 2014, TVA Sports became the official French-language broadcaster of the National Hockey League (“NHL”) for the next 12 years.

➢	Since the end of 2013, Quebecor has announced a number of major management changes at the Corporation and its subsidiaries.

•

On April 28, 2014, Pierre Dion was appointed President and Chief Executive Officer of Quebecor and Quebecor Media. On May 7, 2014, Manon Brouillette was named President and Chief Executive Officer of Videotron.

•

On June 19, 2014, at Quebecor’s Annual Meeting of Shareholders, the Right Honourable Brian Mulroney was named Chairman of the Board of Quebecor and Quebecor Media. On March 10, 2014, Sylvie Lalande was appointed Chairperson of the Board of TVA Group.

•	On July 30, 2014, Benoît Robert was appointed President and Chief Executive Officer of Sports and Entertainment Group.

•	On July 31, 2014, Julie Tremblay was appointed President and Chief Executive Officer of the newly created Media Group and President and Chief Executive Officer of TVA Group.

Fourth quarter 2014

➢	Revenues up $28.1 million (2.9%) to $989.4 million.

➢	Adjusted operating income down $3.3 million (-0.9%) to $353.1 million.

➢	Net loss attributable to shareholders: $59.5 million ($0.48 per basic share) in the fourth quarter of 2014, compared with net income attributable to shareholders in the amount of $0.3 million in the same period of 2013, an unfavourable variance of $59.8 million ($0.48 per basic share), due in part to the total $34.5 million unfavourable non-cash impact of fluctuations in the value of goodwill, intangible assets and derivative financial instruments.

➢	Adjusted income from continuing operations: $50.3 million in the fourth quarter of 2014 ($0.41 per basic share), compared with $48.6 million ($0.39 per basic share) in the same period of 2013, an increase of $1.7 million ($0.02 per basic share).

➢	The Telecommunications segment’s adjusted operating income was up $19.9 million (6.1%) in the fourth quarter of 2014. The number of subscriber connections to the mobile network increased by 42,400, the strongest quarterly growth since 2011, and the mobile service’s ARPU was up $5.05 from $40.43 in the fourth quarter of 2013 to $45.48 in the same period of 2014.

“Quebecor continued its growth in 2014 with a $28.8 million increase in adjusted operating income and a 14.1% increase in adjusted income from continuing operations,” noted Pierre Dion, President and CEO of Quebecor. “The results reflect the excellent performance of our Telecommunications segment, combined with the positive impact of the various refinancing transactions completed at advantageous interest rates in 2013 and 2014.

“In keeping with its mission, Quebecor refocused its activities on its main growth businesses in 2014. The business acquisitions and disposals announced and completed by the Corporation are also consistent with the trend toward consolidation in the media industry, which is necessary in order to maintain the sustainability and competitiveness of traditional media. Quebecor’s strategy also hinges on diversifying revenue streams by developing related activities.

“2014 was therefore a landmark year in Quebecor’s history. We announced the sale of our English-language newspaper businesses, closed the sale of our Québec weeklies business and withdrew from door-to-door distribution in Québec. We disposed of our interactive technologies and communications activities by selling our Nurun subsidiary. We also created a new Media segment that includes our broadcasting activities and our newspaper, magazine and book publishing businesses. Finally, to improve the positioning of the businesses in this new segment, TVA Group acquired substantially all of the assets of Global Vision, a company engaged in the film and television industry, and announced the acquisition of 15 magazines to round out our product catalogue. I am confident that these transactions will enhance Quebecor’s competitive posture and yield positive results going forward,” Pierre Dion added.

“The Telecommunications segment continued to focus on growth in 2014, increasing its revenues and adjusted operating income by 3.7% and 4.7% respectively,” commented Manon Brouillette, President and CEO of Videotron. “Videotron’s strong results were driven by the performance of our mobile telephony and Internet access services. ARPU generated by all of Videotron’s services totalled $125.16 in 2014, a $7.13 (6.0%) increase powered by strong growth in the mobile telephony service, which increased its ARPU by $5.05 (12.5%) in the fourth quarter of 2014. The gains reflect the success of our optimal selection of mobile devices, combined with the immense capacity of our new LTE network, one of the most advanced in the industry. Consumer response to our offering has been very positive: we added 128,500 subscriber connections in 2014, the largest annual increase since 2011.

“In 2014, we launched our LTE network, which covers nearly 90% of Québec’s population at speeds of up to 150 mbps. We continued innovating by releasing the illico X8 set-top box, which can record eight HD programs simultaneously and has a 2 TB storage capacity. Videotron maintained its leading-edge capabilities in innovation and product development, launching new apps for the iPhone (4, 5C, 5S and 6) and iPad, as well as a new generation of Wi-Fi routers that support the latest wireless technology.

“The acquisition of the 30 MHz spectrum in March 2015 for $31.8 million will help ensure the sustainability of our mobile services in Québec and the Ottawa area. AWS-3 spectrum, particularly the 30 MHz band which supports LTE technology, enables latest-generation mobile devices, such as smartphones and tablets, to operate at optimal speed and reliability.

“Meanwhile, our Club illico subscription video-on-demand service registered a 120,000-customer increase in 2014 compared with the end of 2013, bringing its subscriber base to 178,000 as of December 31, 2014. The high-growth-potential service offers the largest selection of unlimited, on-demand French-language titles in Canada,

“Finally, with the acquisition of 4Degrees Colocation and its Québec City data centre on March 11, 2015, Videotron is joining forces with a booming business with the capacity to provide hosting services that meet the highest industry standards. This investment will also enable our teams to more effectively support business customers seeking integrated business solutions that meet the most stringent requirements,” said Manon Brouillette.

“On July 1, 2014, TVA Sports became the NHL’s official French-language broadcaster for the next 12 years,” noted Julie Tremblay, President and CEO of Media Group. “Since the addition of NHL games to its schedule, TVA Sports has significantly increased its subscriber base. It now stands at 2.0 million, of whom 390,000 were recruited in 2014, an annual increase of 24.8%. The specialty channel has become a new destination for businesses that want to reach sports fans and is attracting larger numbers of prestigious advertisers.

Quebecor Media was also busy in its new Sports and Entertainment segment in 2014. On November 27, 2014, Quebecor Media acquired the Remparts de Québec, a hockey team in the Quebec Major Junior Hockey League. Starting in the fall of 2015, the Remparts will play in the new Québec City Arena, to which Quebecor Media obtained management rights for 25 years in 2011. On February 3, 2015, Quebecor Media announced a strategic partnership with Live Nation Entertainment, the global market leader in concert production.

“On the financial front, Videotron and Quebecor Media carried out a number of opportunistic financing transactions in 2014 which will generate annual savings of approximately $20 million in interest on the debt,” reported Jean-François Pruneau, Senior Vice President and CFO of Quebecor. “Together, the various debt refinancing operations completed over the past three years will yield annual interest savings totalling more than $50 million, while optimizing available liquidity and the debt maturity profile.”

“Quebecor’s pursuit of its business plan in its growth sectors delivered solid consolidated financial results in 2014,” said Pierre Dion. “The Corporation also completed a number of strategic business sales and acquisitions during the year. There is no question that it is now very well positioned to achieve its business development objectives and its earnings growth targets in 2015 and beyond.”

Table 1

Quebecor financial highlights, 2010 to 2014

(in millions of Canadian dollars, except per share data)

	2014	2013[1]	2012[1]	2011[1]	2010[1]
Revenues	$3,716.1	$3,647.5	$3,553.3	$3,377.9	$3,170.6
Adjusted operating income	1,398.9	1,370.1	1,291.7	1,200.1	1,169.3
Income (loss) from continuing operations attributable to shareholders	19.2	(142.5)	225.1	161.5	184.2
Net (loss) income attributable to shareholders	(30.1)	(288.6)	159.1	196.4	223.4
Adjusted (loss) income from continuing operations	202.3	177.3	153.2	147.4	173.2
Per basic share:
Income (loss) from continuing operations attributable to shareholders	0.16	(1.15)	1.78	1.26	1.43
Net (loss) income attributable to shareholders	(0.24)	(2.33)	1.26	1.53	1.74
Adjusted income from continuing operations	1.64	1.43	1.21	1.15	1.35

[1]	The financial figures for 2010 to 2013 have been restated to reflect changes to the accounting policy for the accounting of convertible debentures.

New segment structure

During the third quarter of 2014, the Corporation changed its organizational structure and its operations are now managed through the following three segments: Telecommunications, Media, and Sports and Entertainment. The reorganization consisted in: (a) the creation of the new Media segment, which includes all activities of the previous News Media and Broadcasting segments, as well as the book publishing and distribution activities previously included in the Leisure and Entertainment segment; (b) the creation of the new Sports and Entertainment segment, which includes all operating, production, distribution and management activities of the previous Leisure and Entertainment segment relating to music, entertainment, sports, and the future Québec City Arena; and (c) the transfer of the retail businesses from the old Leisure and Entertainment segment to the Telecommunications segment. Accordingly, prior period figures in the Corporation’s segmented information have been reclassified to reflect these changes.

Tables 2 and 3 show the new segments’ revenues and adjusted operating income for the past eight quarters.

Table 2

Quebecor’s segmented revenues for the past eight quarters

(in millions of Canadian dollars)

	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Telecommunications	$778.2	$738.2	$724.5	$724.1	$744.0	$714.7	$705.8	$696.0
Media	227.0	189.7	205.1	185.9	225.3	201.7	206.1	195.2
Sports and Entertainment	23.2	12.0	11.6	14.1	24.5	15.6	15.6	14.5
Head Office	(39.0)	(28.6)	(25.0)	(24.9)	(32.5)	(26.8)	(25.4)	(26.8)

Total	989.4	911.3	916.2	899.2	961.3	905.2	902.1	878.9

Table 3

Quebecor’s segmented adjusted operating income for the past eight quarters

(in millions of Canadian dollars)

	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013	Q2-2013	Q1-2013
Telecommunications	$348.6	$339.4	$331.3	$335.6	$328.7	$329.8	$321.3	$314.4
Media	9.1	21.9	25.0	(9.5)	31.6	33.2	23.1	(3.9)
Sports and Entertainment	0.6	(1.2)	(2.1)	(0.7)	0.8	(1.4)	(0.3)	(0.2)
Head Office	(5.2)	(1.2)	1.3	6.0	(4.7)	(2.1)	0.4	(0.6)

Total	353.1	358.9	355.5	331.4	356.4	359.5	344.5	309.7

Discontinued operations

On October 6, 2014, Quebecor Media announced the sale of its English-language newspaper businesses in Canada – 175 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a cash consideration of $316.0 million. The transaction will be paid in cash, subject to certain adjustments, including a $10.0 million adjustment with respect to real estate holdings disposed of by Quebecor Media after the transaction date. The transaction is subject to Competition Bureau authorization. On September 2, 2014, Quebecor Media closed the sale of its Nurun subsidiary to Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash, in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. On June 1, 2014, Quebecor Media finalized the sale of 74 Québec weeklies to Transcontinental Interactive Inc., a subsidiary of Transcontinental, for a cash consideration of $75.0 million. Quebecor Media announced that it was abandoning door-to-door distribution of community newspapers and flyers in Québec and discontinuing distribution of the Le Sac Plus doorknob bag as of January 2014. Quebecor Media sold its specialized websites Jobboom and Réseau Contact in 2013 for a total cash consideration of $59.2 million, net of disposed-of cash. The operating results and cash flows related to those businesses, as well as the $41.5 million gain on the sale of Nurun in 2014, the $7.9 million gain on the sale of the 74 Québec weeklies in 2014, and the $37.6 million gain on the sale of the 2 websites in 2013, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

Changes in Accounting Policies

Although market participants submitted various interpretations to the International Financial Reporting Standards (“IFRS”) Interpretations Committee (the “Committee”), as per the report released by the Committee in May 2014, a financial instrument that is mandatorily convertible into a variable number of shares subject to a cap and a floor should be classified as a liability in its entirety. The Corporation therefore changed retrospectively its accounting policy for the accounting of its convertible debentures to be in line with the Committee’s discussions.

2014/2013 FINANCIAL YEAR COMPARISON

Revenues: $3.72 billion, a $68.6 million (1.9%) increase.

•	Revenues increased in Telecommunications ($104.5 million or 3.7% of segment revenues).

•	Revenues decreased in Media ($20.6 million or -2.5%) and Sports & Entertainment ($9.3 million or -13.2%).

Adjusted operating income: $1.40 billion, a $28.8 million (2.1%) increase.

•

Adjusted operating income increased in Telecommunications ($60.7 million or 4.7% of segment adjusted operating income) and Head Office ($7.9 million). The increase at Head Office was mainly due to the favourable variance in the fair value of stock options.

•	Adjusted operating income decreased in Media ($37.5 million or -44.6%) and Sports and Entertainment ($2.3 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.5 million unfavourable variance in the stock-based compensation charge in 2014 compared with 2013. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $20.8 million favourable variance in the Corporation’s stock-based compensation charge in 2014.

Net loss attributable to shareholders: $30.1 million ($0.24 per basic share) in 2014, compared with $288.6 million ($2.33 per basic share) in 2013, a favourable variance of $258.5 million ($2.09 per basic share).

•	The improvement was due primarily to:

•

$289.7 million favourable variance in gains and losses on valuation and translation of financial instruments, including a $48.4 million favourable variance in convertible debentures, without any tax consequences;

•	$128.3 million favourable variance in losses from discontinued operations;

•	$37.6 million decrease in financial expenses;

•	$28.8 million increase in adjusted operating income.

Partially offset by:

•	$45.7 million unfavourable variance in non-cash charge for impairment of goodwill and intangible assets (including $19.5 million without any tax consequences), minus related non-controlling interest;

•	$42.8 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items (including $34.3 million without any tax consequences);

•	$36.3 million increase in the depreciation and amortization charge.

In 2014, Quebecor Media recognized non-cash charges of $39.3 million (without any tax consequences) for impairment of goodwill and $41.7 million (including $20.9 million without tax consequences) for impairment of broadcasting licences in the Media segment’s continuing operations, in accordance with IFRS accounting valuation principles. The charges reflect the impact of the transition to digital and the difficult market conditions in the newspaper industry, as well as increased competition in the television industry.

Adjusted income from continuing operations: $202.3 million ($1.64 per basic share) in 2014, compared with $177.3 million ($1.43 per basic share) in 2013, an increase of $25.0 million ($0.21 per basic share).

2014/2013 fourth quarter comparison

Revenues: $989.4 million, a $28.1 million (2.9%) increase.

•	Revenues increased in Telecommunications ($34.2 million or 4.6% of segment revenues) and in Media ($1.7 million or 0.8%).

•	Revenues decreased in Sports and Entertainment ($1.3 million or -5.3%).

Adjusted operating income: $353.1 million, a $3.3 million (-0.9%) decrease.

•	Adjusted operating income decreased in Media ($22.5 million or -71.2% of segment-adjusted operating income).

•	Adjusted operating income increased in Telecommunications ($19.9 million or 6.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.8 million unfavourable variance in the stock-based compensation charge in the fourth quarter of 2014 compared with the same period of 2013. The change in the fair value of Quebecor stock options resulted in a $3.7 million favourable variance in the Corporation’s stock-based compensation charge in the fourth quarter of 2014.

Net loss attributable to shareholders: $59.5 million ($0.48 per basic share) in the fourth quarter of 2014, compared with net income attributable to shareholders in the amount of $0.3 million in the same period of 2013, an unfavourable variance of $59.8 million ($0.48 per basic share).

•	The decrease was due primarily to:

•	$44.9 million unfavourable variance in the charge for restructuring of operations, impairment of assets and other special items (including $34.3 million without any tax consequences);

•

$23.0 million unfavourable variance in gains and losses on valuation and translation of financial instruments, including a $49.9 million unfavourable variance in convertible debentures, without any tax consequences;

•	$10.7 million increase in the depreciation and amortization charge.

Partially offset by:

•	$9.4 million decrease in financial expenses;

•	$5.1 million favourable variance in gains and losses from discontinued operations.

Adjusted income from continuing operations: $50.3 million in the fourth quarter of 2014 ($0.41 per basic share), compared with $48.6 million ($0.39 per basic share) in the same period of 2013, an increase of $1.7 million ($0.02 per basic share).

Financing

The following financial operations were carried out in 2014 and the beginning of 2015.

•

On April 9, 2014, Videotron issued US$600.0 million aggregate principal amount of 5.375% Senior Notes maturing on June 15, 2024, for net proceeds of $654.5 million, net of financing fees of $7.8 million. Strong demand enabled Videotron to upsize the offering with favorable pricing, which clearly demonstrates the strength of its business and credit profile. Videotron fully hedged the exchange risk on the new Senior Notes by means of cross-currency interest rate swaps. It also converted the fixed interest rate on a US$158.6 million tranche of its Senior Notes to a floating rate.

•

Videotron used the proceeds from the April 9, 2014 issuance of Senior Notes to prepay and withdraw, on April 24, 2014, US$260 million principal amount of its outstanding 9.125% Senior Notes, issued on March 5, 2009 and maturing on April 15, 2018, to repay drawings under its revolving credit facility, to pay transaction fees and expenses, and for general corporate purposes.

•

On April 25, 2014, Quebecor Media completed the redemption and early repayment of all of its outstanding 7.75% Senior Notes in the aggregate principal amount of US$380.0 million, issued on October 5, 2007 and maturing on March 15, 2016, and settled the related hedges.

•

On November 3, 2014, TVA Group modified the terms and conditions of its bank credit facilities to increase the size of its revolving credit facility from $100.0 million to $150.0 million, to extend their term by two years until February 24, 2019, and to replace the existing $75.0 million term loan maturing on December 11, 2014 by a new term loan of an equivalent amount maturing on November 3, 2019. TVA Group also amended some terms and conditions to increase its financial flexibility. Accordingly, TVA Group granted a security on all of its movable assets and an immovable hypothec on its Head Office building.

•

In January 2015, Videotron contracted new unsecured on-demand credit facilities, under which letters of credit were issued and filed with Industry Canada as pre-auction financial deposits in respect to its application to participate to the 2500 MHz and AWS-3 spectrum auctions. Under Industry Canada’s published rules with respect to communications during the auction process, it is strictly forbidden for the Corporation to disclose the amount of the letters of credit, which may be withdrawn by Videotron at any time prior to the auction’s commencement.

•

On February 4, 2015, TVA Group filed a final simplified prospectus with securities regulatory authorities in each of Canada’s 10 provinces regarding a proposed Rights Offering, in which all holders of outstanding Class A common shares, voting, participating, without par value of TVA Group (“Class A Shares of TVA Group”) and Class B Shares, non-voting, participating, without par value of TVA Group (“Class B Non-Voting Shares of TVA Group”) received on February 18, 2015 rights to subscribe for Class B Non-Voting Shares of TVA Group for aggregate gross proceeds of approximately $110.0 million (“the Rights Offering”). The final simplified prospectus and relevant documents were sent on February 23, 2015 to all holders of Class A Shares of TVA Group and Class B Non-Voting Shares of TVA Group. The closing date of the Rights Offering should be on or about March 20, 2015. Pursuant to a standby commitment agreement with TVA Group, Quebecor Media has provided a standby commitment whereby it will be required to acquire all Class B Non-Voting Shares of TVA Group not subscribed for under the Rights Offering, subject to certain conditions.

Dividend

On March 10, 2015, the Board of Directors of Quebecor declared a quarterly dividend of $0.025 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on April 21, 2015 to shareholders of record at the close of business on March 27, 2015. This dividend is designated to be an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 31, 2014, Quebecor filed a normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2014. The purchases can be made from August 13, 2014 to August 12, 2015 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange. All shares purchased under the bid will be cancelled.

In 2014, the Corporation purchased and cancelled 455,000 Class B Shares for a total cash consideration of $11.7 million (1,603,700 Class B Shares for a total cash consideration of $36.4 million in 2013). The excess of $10.0 million of the purchase price over the carrying value of Class B Shares repurchased was recorded in reduction of retained earnings in 2014 ($30.2 million in 2013).

Detailed financial information

For a detailed analysis of Quebecor’s fourth quarter and full year 2014 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its fourth quarter 2014 results on March 11, 2015, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 62079#. A tape recording of the call will be available from March 11 to June 11, 2015 by dialling 1 877 293-8133, conference number 1173916, access code for participants 62079#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2014.

The forward-looking statements in this press release reflect Quebecor’s expectations as of March 11, 2015 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The Corporation

Quebecor, a Canadian leader in telecommunications, news media, entertainment and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds a 75.36% interest in Quebecor Media, which employs nearly 14,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our Web site: <www.quebecor.com>

Follow us on Twitter: twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net (loss) income under IFRS, as net (loss) income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, charge for impairment of goodwill and intangible assets, loss on debt refinancing, income taxes, and (loss) income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 4 below provides a reconciliation of adjusted operating income to net (loss) income as disclosed in Quebecor’s consolidated financial statements. The consolidated financial information for the three-month periods ended December 31, 2014 and 2013 presented in Table 4 below is drawn from the unaudited consolidated statements of income.

Table 4

Reconciliation of the adjusted operating income measure used in this press release to the net (loss) income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2014	2013	2014	2013
Adjusted operating (loss) income:
Telecommunications	$1,354.9	$1,294.2	$348.6	$328.7
Media	46.5	84.0	9.1	31.6
Sports and Entertainment	(3.4)	(1.1)	0.6	0.8
Head Office	0.9	(7.0)	(5.2)	(4.7)

	1,398.9	1,370.1	353.1	356.4
Depreciation and amortization	(667.0)	(630.7)	(174.6)	(163.9)
Financial expenses	(350.7)	(388.3)	(84.4)	(93.8)
Loss on valuation and translation of financial instruments	(94.7)	(384.4)	(93.2)	(70.2)
Restructuring of operations, impairment of assets and other special items	(54.4)	(11.6)	(47.7)	(2.8)
Impairment of goodwill and intangible assets	(81.0)	(35.3)	—	—
Loss on debt refinancing	(18.7)	(18.9)	—	—
Income taxes	(91.3)	(27.8)	(22.9)	(20.6)
(Loss) Income from discontinued operations	(65.5)	(193.8)	19.4	14.3

Net (loss) income	$(24.4)	$(320.7)	$(50.3)	$19.4

Adjusted Income from Continuing Operations

The Corporation defines adjusted income from continuing operations, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before loss on valuation and translation of financial instruments, charge for restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, net of income tax related to adjustments and net loss attributable to non-controlling interests related to adjustments, before (loss) income from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 5 provides a reconciliation of adjusted income from continuing operations to net (loss) income attributable to shareholders used in Quebecor’s consolidated financial statements.

Table 5

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net (loss) income attributable to shareholders measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Year ended December 31		Three months ended December 31
	2014	2013	2014	2013
Adjusted income from continuing operations	$202.3	$177.3	$50.3	$48.6
Loss on valuation and translation of financial instruments	(94.7)	(384.4)	(93.2)	(70.2)
Restructuring of operations, impairment of assets and other special items	(54.4)	(11.6)	(47.7)	(2.8)
Impairment of goodwill and intangible assets	(81.0)	(35.3)	—	—
Loss on debt refinancing	(18.7)	(18.9)	—	—
Income taxes related to adjustments[1]	17.1	70.0	2.9	6.4
Net income attributable to non-controlling interest related to adjustments	48.6	60.4	13.5	7.5
Discontinued operations	(49.3)	(146.1)	14.7	10.8

Net (loss) income attributable to shareholders	$(30.1)	$(288.6)	$(59.5)	$0.3

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony revenues per average basic cable customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, and cable and mobile telephony revenues by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Revenues	$989.4	$961.3	$3,716.1	$3,647.5
Employee costs	179.0	173.9	680.2	702.7
Purchase of goods and services	457.3	431.0	1,637.0	1,574.7
Amortization	174.6	163.9	667.0	630.7
Financial expenses	84.4	93.8	350.7	388.3
Loss on valuation and translation of financial instruments	93.2	70.2	94.7	384.4
Restructuring of operations, impairment of assets and other special items	47.7	2.8	54.4	11.6
Impairment of goodwill and intangible assets	—	—	81.0	35.3
Loss on debt refinancing	—	—	18.7	18.9

(Loss) income before income taxes	(46.8)	25.7	132.4	(99.1)
Income taxes (recovery):
Current	29.9	4.6	117.1	83.3
Deferred	(7.0)	16.0	(25.8)	(55.5)

	22.9	20.6	91.3	27.8

(Loss) income from continuing operations	(69.7)	5.1	41.1	(126.9)
Income (loss) from discontinued operations	19.4	14.3	(65.5)	(193.8)

Net (loss) income	$(50.3)	$19.4	$(24.4)	$(320.7)

(Loss) income from continuing operations attributable to
Shareholders	$(74.2)	$(10.5)	$19.2	$(142.5)
Non-controlling interests	4.5	15.6	21.9	15.6

Net (loss) income attributable to
Shareholders	$(59.5)	$0.3	$(30.1)	$(288.6)
Non-controlling interests	9.2	19.1	5.7	(32.1)

Earnings per share attributable to shareholders
Basic and diluted:
From continuing operations	$(0.60)	$(0.09)	$0.16	$(1.15)
From discontinued operations	0.12	0.09	(0.40)	(1.18)
Net (loss) income	(0.48)	—	(0.24)	(2.33)

Weighted average number of shares outstanding (in millions)	122.9	123.5	123.0	124.0
Weighted average number of diluted shares (in millions)	122.9	123.5	123.0	124.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
(Loss) income from continuing operations	$(69.7)	$5.1	$41.1	$(126.9)

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	21.4	(5.8)	14.2	(45.1)
Deferred income taxes	(10.1)	(2.5)	(21.3)	(1.2)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement (loss) gain	(46.0)	15.5	(46.0)	109.5
Deferred income taxes	12.3	(3.8)	12.3	(29.5)
Reclassification to income:
Gain related to cash flow hedges	—	—	(10.8)	(14.5)
Deferred income taxes	—	—	0.4	1.1

	(22.4)	3.4	(51.2)	20.3

Comprehensive (loss) income from continuing operations	(92.1)	8.5	(10.1)	(106.6)
Income (loss) from discontinued operations	19.4	14.3	(65.5)	(193.8)
Other comprehensive (loss) income from discontinued operations	(5.9)	7.3	(7.6)	28.3

Comprehensive (loss) income	$(78.6)	$30.1	$(83.2)	$(272.1)

Comprehensive (loss) income from continuing operations attributable to
Shareholders	$(88.0)	$(11.1)	$(16.3)	$(136.8)
Non-controlling interests	(4.1)	19.6	6.2	30.2

Comprehensive (loss) income attributable to
Shareholders	$(77.8)	$5.4	$(71.4)	$(261.4)
Non-controlling interests	(0.8)	24.7	(11.8)	(10.7)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended December 31, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$778.2	$227.0	$23.2	$(39.0)	$989.4
Employee costs	95.4	65.8	2.5	15.3	179.0
Purchase of goods and services	334.2	152.1	20.1	(49.1)	457.3

Adjusted operating income[1]	348.6	9.1	0.6	(5.2)	353.1

Amortization					174.6
Financial expenses					84.4
Loss on valuation and translation of financial instruments					93.2
Restructuring of operations, impairment of assets and other special items					47.7

Loss before income taxes					$(46.8)

Additions to property, plant and equipment	$144.3	$8.5	$1.6	$0.1	$154.5
Additions to intangible assets	33.6	2.5	0.1	1.7	37.9

Three months ended December 31, 2013 (restated)
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$744.0	$225.3	$24.5	$(32.5)	$961.3
Employee costs	95.6	59.4	2.2	16.7	173.9
Purchase of goods and services	319.7	134.3	21.5	(44.5)	431.0

Adjusted operating income[1]	328.7	31.6	0.8	(4.7)	356.4

Amortization					163.9
Financial expenses					93.8
Loss on valuation and translation of financial instruments					70.2
Restructuring of operations, impairment of assets and other special items					2.8

Income before income taxes					$25.7

Additions to property, plant and equipment	$135.2	$4.5	$0.3	$1.2	$141.2
Additions to intangible assets	14.9	1.9	—	0.3	17.1

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Twelve months ended December 31, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,965.0	$807.7	$60.9	$(117.5)	$3,716.1
Employee costs	367.1	263.5	9.1	40.5	680.2
Purchase of goods and services	1,243.0	497.7	55.2	(158.9)	1,637.0

Adjusted operating income[1]	1,354.9	46.5	(3.4)	0.9	1,398.9

Amortization					667.0
Financial expenses					350.7
Loss on valuation and translation of financial instruments					94.7
Restructuring of operations, impairment of assets and other special items					54.4
Impairment of goodwill and intangible assets					81.0
Loss on debt refinancing					18.7

Income before income taxes					$132.4

Additions to property, plant and equipment	$607.5	$32.2	$5.5	$0.5	$645.7
Additions to intangible assets	304.7	9.3	0.1	3.2	317.3

Twelve months ended December 31, 2013 (restated)
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,860.5	$828.3	$70.2	$(111.5)	$3,647.5
Employee costs	372.8	269.6	8.4	51.9	702.7
Purchase of goods and services	1,193.5	474.7	62.9	(156.4)	1,574.7

Adjusted operating income[1]	1,294.2	84.0	(1.1)	(7.0)	1,370.1

Amortization					630.7
Financial expenses					388.3
Loss on valuation and translation of financial instruments					384.4
Restructuring of operations, impairment of assets and other special items					11.6
Impairment of goodwill and intangible assets					35.3
Loss on debt refinancing					18.9

Loss before income taxes					$(99.1)

Additions to property, plant and equipment	$532.9	$26.2	$0.6	$2.7	$562.4
Additions to intangible assets	67.9	8.8	—	1.1	77.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net (loss) income before amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, impairment of assets and other special items, impairment of goodwill and intangible assets, loss on debt refinancing, income taxes and income (loss) from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders					Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Equity component of convertible debentures	Retained earnings	Accumulated other com- prehensive income (loss)		Total equity
Balance as of December 31, 2012, as previously reported	$335.1	$2.3	$398.3	$624.6	$(50.3)	$631.3	$1,941.3
Changes in accounting policies	—	—	(398.3)	(2.0)	—	—	(400.3)

Balance as of December 31, 2012, as restated	335.1	2.3	—	622.6	(50.3)	631.3	1,541.0
Net loss	—	—	—	(288.6)	—	(32.1)	(320.7)
Other comprehensive income	—	—	—	—	27.2	21.4	48.6
Repurchase of Class B Shares	(6.2)	—	—	(30.2)	—	—	(36.4)
Dividends	—	—	—	(12.4)	—	(25.0)	(37.4)
Business acquisition	—	—	—	—	—	0.3	0.3

Balance as of December 31, 2013	328.9	2.3	—	291.4	(23.1)	595.9	1,195.4
Net (loss) income	—	—	—	(30.1)	—	5.7	(24.4)
Other comprehensive loss	—	—	—	—	(41.3)	(17.5)	(58.8)
Repurchase of Class B Shares	(1.7)	—	—	(10.0)	—	—	(11.7)
Acquisition of non-controlling interests	—	—	—	(0.1)	—	—	(0.1)
Dividends	—	—	—	(12.3)	—	(24.8)	(37.1)

Balance as of December 31, 2014	$327.2	$2.3	$—	$238.9	$(64.4)	$559.3	$1,063.3

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended December 31		Twelve months ended December 31
(unaudited)	2014	2013	2014	2013
		(restated)		(restated)
Cash flows related to operating activities
(Loss) income from continuing operations	$(69.7)	$5.1	$41.1	$(126.9)
Adjustments for:
Amortization of property, plant and equipment	142.9	131.9	541.6	504.6
Amortization of intangible assets	31.7	32.0	125.4	126.1
Loss on valuation and translation of financial instruments	93.2	70.2	94.7	384.4
Loss on disposal of assets	0.1	0.8	0.1	0.8
Impairment of assets	6.7	—	6.7	2.1
Impairment of goodwill and intangible assets	—	—	81.0	35.3
Loss on debt refinancing	—	—	18.7	18.9
Amortization of financing costs and long-term debt discount	1.9	2.9	8.7	12.0
Deferred income taxes	(7.0)	16.0	(25.8)	(55.5)
Other	(2.3)	0.1	(0.8)	(0.8)

	197.5	259.0	891.4	901.0
Net change in non-cash balances related to operating activities	46.1	53.9	68.2	(9.3)

Cash flows provided by continuing operating activities	243.6	312.9	959.6	891.7

Cash flows related to investing activities
Business acquisitions	(131.6)	—	(132.3)	(7.7)
Business disposals	8.2	7.1	193.5	59.2
Additions to property, plant and equipment	(154.5)	(141.2)	(645.7)	(562.4)
Additions to intangible assets	(37.9)	(17.1)	(317.3)	(77.8)
Proceeds from disposals of assets	2.8	1.5	5.4	13.2
Other	—	1.1	0.5	1.7

Cash flows used in continuing investing activities	(313.0)	(148.6)	(895.9)	(573.8)

Cash flows related to financing activities
Net change in bank indebtedness	4.6	(0.7)	4.7	(0.8)
Net change under revolving facilities	(6.7)	(6.9)	(22.9)	—
Issuance of long-term debt, net of financing fees	73.8	(0.6)	728.3	752.6
Repayments of long-term debt	(81.5)	(6.4)	(815.6)	(723.6)
Settlement of hedging contracts	(0.8)	(2.0)	(65.4)	(29.7)
Repurchase of Class B Shares	—	(4.9)	(11.7)	(36.4)
Dividends	(3.1)	(3.1)	(12.3)	(12.4)
Dividends paid to non-controlling shareholders	(6.1)	(6.4)	(24.8)	(25.0)

Cash flows used in continuing financing activities	(19.8)	(31.0)	(219.7)	(75.3)

Net change in cash and cash equivalents from continuing operations	(89.2)	133.3	(156.0)	242.6
Cash flows provided by (used in) discontinued operations	31.1	(10.3)	74.7	5.3
Cash and cash equivalents at beginning of period	453.4	353.6	476.6	228.7

Cash and cash equivalents at end of period	$395.3	$476.6	$395.3	$476.6

Cash and cash equivalents consist of
Cash	$155.9	$207.3	$155.9	$207.3
Cash equivalents	239.4	269.3	239.4	269.3

	$395.3	$476.6	$395.3	$476.6

Interest and taxes reflected as operating activities
Cash interest payments	$133.1	$140.4	$336.8	$362.0
Cash income tax payments (net of refunds)	25.9	2.6	124.9	49.4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	December 31	December 31
(unaudited)	2014	2013
		(restated)
Assets
Current assets
Cash and cash equivalents	$395.3	$476.6
Accounts receivable	449.4	566.3
Income taxes	6.7	18.0
Inventories	212.2	239.4
Prepaid expenses	38.0	48.2
Assets held for sale	398.1	76.9

	1,499.7	1,425.4
Non-current assets
Property, plant and equipment	3,430.4	3,432.4
Intangible assets	945.8	824.8
Goodwill	2,714.6	3,061.5
Derivative financial instruments	400.9	142.1
Deferred income taxes	7.8	28.1
Other assets	79.3	102.1

	7,578.8	7,591.0

Total assets	$9,078.5	$9,016.4

Liabilities and equity
Current liabilities
Bank indebtedness	$5.2	$0.5
Accounts payable and accrued charges	650.2	706.1
Provisions	56.7	39.4
Deferred revenue	283.0	288.8
Income taxes	85.5	89.2
Derivative financial instruments	0.9	116.2
Current portion of long-term debt	230.1	101.2
Liabilities held for sale	97.9	9.0

	1,409.5	1,350.4
Non-current liabilities
Long-term debt	5,048.2	4,975.3
Derivative financial instruments	101.9	77.3
Convertible debentures	500.0	500.0
Other liabilities	426.8	319.4
Deferred income taxes	528.8	598.6

	6,605.7	6,470.6
Equity
Capital stock	327.2	328.9
Contributed surplus	2.3	2.3
Retained earnings	238.9	291.4
Accumulated other comprehensive loss	(64.4)	(23.1)

Equity attributable to shareholders	504.0	599.5
Non-controlling interests	559.3	595.9

	1,063.3	1,195.4

Total liabilities and equity	$9,078.5	$9,016.4

Supplementary Disclosure

Quarter / 12-Month Period

Ended December 31, 2014

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

December 31, 2014

Net (Loss) Income Attributable to Shareholders

	4th Quarter		Full Year
	2014	2013	2014	2013
Net loss per share (basic)	$(0.48)	$—	$(0.24)	$(2.33)

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.41	$0.39	$1.64	$1.43

Reconciliation of earnings per share

	4th Quarter		Full Year
	2014	2013	2014	2013
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.41	$0.39	$1.64	$1.43
Other adjusments[1]:
Unusual items	(0.26)	(0.01)	(0.71)	(0.33)
Loss on valuation and translation of financial instruments	(0.75)	(0.47)	(0.77)	(2.25)
Discontinued operations	0.12	0.09	(0.40)	(1.18)

Total	(0.89)	(0.39)	(1.88)	(3.76)

Reported net loss per share (basic)	$(0.48)	$—	$(0.24)	$(2.33)

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

December 31, 2014

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$43.8
Mortgage loan due in 2017		32.9

		$76.7

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		10.6
Term Loan B due in 2020		400.0
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		988.0
6 5/8% Senior Notes due in 2023		500.0

		2,223.6

Videotron Ltd.
Revolving credit facility due in 2018 (availability: $575)		—
Export Financing due in 2018		37.5
6 3/8% Senior Notes due in 2015		203.0
9 1/8% Senior Notes due in 2018		86.4
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		928.1
5 3/8% Senior Notes due in 2024		696.0
5 5/8% Senior Notes due in 2025		400.0

		2,951.0

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		74.8

		74.8

Other debt		0.6

Total Quebecor Media Inc.		$5,250.0

TOTAL LONG TERM DEBT		$5,326.7

Bank indebtedness – QI		0.7
Bank indebtedness – QMI		4.5
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		663.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(334.6)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		395.3
Videotron Ltd.	$342.8
Other 100% owned subsidiaries	52.5
TVA Group Inc.	—

		$395.3

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on December 31, 2014, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

December 31, 2014

Operating Results

	2014				2013
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Homes Passed (‘000)	2,777.3	2,767.1	2,759.6	2,750.2	2,742.5
Basic Subscribers (‘000)	1,782.3	1,796.3	1,794.0	1,811.1	1,825.1
Basic Penetration	64.2%	64.9%	65.0%	65.9%	66.5%
Digital Set-Top Boxes (‘000)	2,610.9	2,556.7	2,516.7	2,508.5	2,492.4
Digital Subscribers (‘000)	1,561.7	1,549.0	1,529.7	1,532.7	1,531.4
Digital Penetration	87.6%	86.2%	85.3%	84.6%	83.9%
Cable Internet Subscribers (‘000)[1]	1,537.5	1,533.8	1,510.4	1,510.2	1,506.0
Cable Internet Penetration[1]	86.3%	85.4%	84.2%	83.4%	82.5%
Cable Telephony Subscribers (‘000)[1]	1,349.0	1,356.0	1,344.0	1,346.1	1,348.5
Cable Telephony Penetration[1]	75.7%	75.5%	74.9%	74.3%	73.9%
Mobile Telephony Subscribers (‘000)[1]	632.8	590.4	552.3	522.5	504.3
Revenue Generating Units (‘000)[1]	5,301.6	5,276.5	5,200.7	5,189.9	5,183.9

	4th Quarter			Full Year
	2014	2013	VAR	2014	2013	VAR
(in millions)
Revenues
Cable Television	$268.2	$276.3	-2.9%	$1,074.8	$1,090.3	-1.4%
Internet	222.2	209.9	5.9%	868.3	818.4	6.1%
Cable Telephony	120.6	118.7	1.6%	475.1	473.8	0.3%
Mobile Telephony	83.5	59.6	40.1%	287.7	220.6	30.4%
Business Solutions	16.8	15.8	6.3%	65.6	63.5	3.3%
Other	18.9	12.9	46.5%	55.3	45.2	22.3%

Videotron	730.2	693.2	5.3%	2,826.8	2,711.8	4.2%

Retail and Eliminations	48.0	50.8	-5.5%	138.2	148.7	-7.1%

Total Telecommunications Revenues	$778.2	$744.0	4.6%	$2,965.0	$2,860.5	3.7%

EBITDA
Videotron	$343.8	$322.4	6.6%	$1,348.3	$1,284.8	4.9%
Retail	4.8	6.3	-23.8%	6.6	9.4	-29.8%

Total Telecommunications EBITDA	$348.6	$328.7	6.1%	$1,354.9	$1,294.2	4.7%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$58.8	$52.1		$220.5	$231.5
Scalable Infrastructure	61.0	44.8		233.2	162.2
Line Extensions	15.6	17.7		59.1	52.9
Upgrade / Rebuild	22.8	13.6		74.6	66.1
Support Capital and Other	19.7	21.9		324.8	88.1

Total Telecommunications	$177.9	$150.1	18.5%	$912.2	$600.8	51.8%

Cable Television ARPU	$49.95	$50.40		$49.71	$49.44
Total ARPU	$129.36	$121.22		$125.16	$118.03
Mobile Telephony Acquisition Costs	$499	$462

[1]	Customer statistics have been restated for 2014 and previous years to reflect certain adjustments to product definitions.

MEDIA

Supplementary Disclosure

December 31, 2014

Operating Results

	4th Quarter			Full Year
	2014	2013	VAR	2014	2013	VAR
Lineage (‘000)
Paid Urban Dailies	9,005	9,863	-8.7%	34,719	40,044	-13.3%

(in millions)
Revenues
Advertising	$33.8	$36.7	-7.9%	$134.3	$144.9	-7.3%
Circulation	10.4	10.9	-4.6%	42.5	43.6	-2.5%
Digital	3.4	4.0	-15.0%	12.4	11.8	5.1%
Other	19.0	20.0	-5.0%	66.8	71.8	-7.0%

Newspaper Publishing Revenues	66.6	71.6	-7.0%	256.0	272.1	-5.9%

Advertising	74.6	72.2	3.3%	246.2	253.5	-2.9%
Subscription	26.7	16.7	59.9%	82.5	64.8	27.3%
Other	17.2	17.6	-2.3%	60.8	75.3	-19.3%

Broadcasting Revenues	118.5	106.5	11.3%	389.5	393.6	-1.0%

Other	41.9	47.2	-11.2%	162.2	162.6	-0.2%

Total Media Revenues	$227.0	$225.3	0.8%	$807.7	$828.3	-2.5%

Urban Dailies	$46.0	$48.9	-5.9%	$183.2	$193.6	-5.4%
Portals	2.0	2.7	-25.9%	7.0	7.5	-6.7%
Other	18.6	20.0	-7.0%	65.8	71.0	-7.3%

Newspaper Publishing Revenues	$66.6	$71.6	-7.0%	$256.0	$272.1	-5.9%

EBITDA
Newspaper Publishing	$5.1	$14.1	-63.8%	$24.7	$29.7	-16.8%
Broadcasting	2.0	15.5	-87.1%	7.2	41.3	-82.6%
Other	2.0	2.0	0.0%	14.6	13.0	12.3%

Total Media EBITDA	$9.1	$31.6	-71.2%	$46.5	$84.0	-44.6%

Change in Newsprint Expense			-28.6%			-23.2%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2014

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	12,239,105	51.5%	99.9%

QUEBECOR INC.

Supplementary Disclosure

December 31, 2014

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the financial year 2014, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the financial year 2014 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Fortin
Dominique Fortin
Assistant Secretary

Date: March 13, 2015